SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

SWIFT TRANSPORTATION COMPANY
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

87074U101
__________________________________________________________________________________
(CUSIP Number)

Jerry and Vickie Moyes
P.O. Box 1397
Tolleson, Arizona 85353
Telephone:  (623) 907-7388
Facsimile:  (602) 275-6417
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder & Chris Kortum
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

November 4, 2013
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  87074U101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 70,888,976(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 70,888,976(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,862,600(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 57.0%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of the Issuer's Class A and Class B Common Stock (the "Common Stock") held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

Includes 19,465,787 shares of the Issuer's Class A Common Stock that M Capital Group Investors II, LLC ("M Capital II"), an affiliate of Mr. and Mrs. Moyes, received on October 29, 2013 pursuant to a commitment letter (the "Commitment Letter") entered into among Mr. Moyes, M Capital II, and Citibank, N.A. ("Citibank").  Under the terms of the commitment letter, M Capital II received the shares upon entering into a variable prepaid forward contract (the "VPF Contract") with Citibank on October 29, 2013.  The Commitment Letter and VPF Contract were entered into in connection with the settlement of certain Reporting Persons' pre-existing obligations relating to the Stockholder Offering (as defined below).  See Items 3 and 4 for further information.

Of the shares included herein, 19,704,618 shares of Class B Common Stock have been pledged by Mr. Moyes, Mrs. Moyes, and the Jerry and Vickie Moyes Family Trust to a trust (the "Trust") in connection with a private placement of the Trust's mandatory common exchange securities (the "Stockholder Offering"). Such shares of Class B Common Stock represent an equal number of shares of Class A Common Stock deliverable upon exchange of the Trust's securities three years following the closing of the Stockholder Offering, no longer subject to the option to settle the obligations to the Trust in cash, notice of which was required by November 1, 2013. The Reporting Person will continue to have the right to vote the pledged shares until delivery.

(2)
Includes 4,831,878 shares of the Issuer's Class A Common Stock held by Cactus Holding Company II, LLC ("Cactus Holding II"), an affiliate of Mr. and Mrs. Moyes, that have been sold pursuant to a Rule 10b5-1 trading plan adopted by Mr. Moyes and Cactus Holding II on November 21, 2012.  Pursuant to the 10b5-1 trading plan the shares were sold to a counterparty pursuant to a Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the fourth anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

Includes 4,141,746 shares of the Issuer's Class B Common Stock held by (1) five trusts for the benefit of five of Mr. and Mrs. Moyes' children for which Michael J. Moyes is trustee, and (2) one trust for the benefit of Mr. and Mrs. Moyes' son, Michael J. Moyes, for which Lyndee Moyes Nester is trustee (collectively the "Children's Trusts").  Mr. and Mrs. Moyes do not have voting or dispositive power over the shares held by the Children's Trusts, but may be deemed to beneficially own such shares as part of a group in connection with the VPF Contract, because the Children's Trusts all have an equity interest in M Capital II.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(3)
The percentage indicated is based upon 140,158,665 shares outstanding as of July 29, 2013, which includes 87,663,429 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of July 29, 2013, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 2, 2013.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 68.7% of the total voting power as of August 2, 2013.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 70,888,976(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 70,888,976(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,862,600(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 57.0%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

Includes 19,465,787 shares of the Issuer's Class A Common Stock that M Capital II, an affiliate of Mr. and Mrs. Moyes, received on October 29, 2013 pursuant to a Commitment Letter entered into among Mr. Moyes, M Capital II, and Citibank.  Under the terms of the Commitment Letter, M Capital II received the shares upon entering into the VPF Contract with Citibank on October 29, 2013.  The Commitment Letter and VPF Contract were entered into in connection with the settlement of certain Reporting Persons' pre-existing obligations relating to the Stockholder Offering.  See Items 3 and 4 for further information.

Of the shares included herein, 19,704,618 shares of Class B Common Stock have been pledged by Mr. Moyes, Mrs. Moyes, and the Jerry and Vickie Moyes Family Trust to the Trust in connection with the Stockholder Offering. Such shares of Class B Common Stock represent an equal number of shares of Class A Common Stock deliverable upon exchange of the Trust's securities three years following the closing of the Stockholder Offering, no longer subject to the option to settle the obligations to the Trust in cash, notice of which was required by November 1, 2013. The Reporting Person will continue to have the right to vote the pledged shares until delivery.

(2)
Includes 4,831,878 shares of the Issuer's Class A Common Stock held by Cactus Holding II that have been sold pursuant to a Rule 10b5-1 trading plan adopted by Mr. Moyes and Cactus Holding II on November 21, 2012.  Pursuant to the 10b5-1 trading plan the shares were sold to a counterparty pursuant to a Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the fourth anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

Includes 4,141,746 shares of the Issuer's Class B Common Stock held by Children's Trusts.  Mr. and Mrs. Moyes do not have voting or dispositive power over the shares held by the Children's Trusts, but may be deemed to beneficially own such shares as part of a group in connection with the VPF Contract, because the Children's Trusts all have an equity interest in M Capital II.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(3)
The percentage indicated is based upon 140,158,665 shares outstanding as of July 29, 2013, which includes 87,663,429 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of July 29, 2013, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 2, 2013.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 68.7% of the total voting power as of August 2, 2013.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry and Vickie Moyes Family Trust Dated 12/11/87 (the "Moyes Trust")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 62,297,461(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 62,297,461(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,862,600(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 57.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A and Class B Common Stock.  Mr. and Mrs. Moyes are co-trustees of the Moyes Trust and hold the voting and dispositive power over the shares.  Of the shares included herein, 11,113,203 shares of Class B Common Stock have been pledged by the Moyes Trust to the Trust in connection with the Stockholder Offering.  Such shares of Class B Common Stock represent an equal number of shares of Class A Common Stock deliverable upon exchange of the Trust's securities three years following the closing of the Stockholder Offering, no longer subject to the option to settle the obligations to the Trust in cash, notice of which was required by November 1, 2013.  The Reporting Person will continue to have the right to vote the pledged shares until delivery.

Includes 19,465,787 shares of the Issuer's Class A Common Stock that M Capital II, an affiliate of Mr. and Mrs. Moyes, received on October 29, 2013 pursuant to a Commitment Letter entered into among Mr. Moyes, M Capital II, and Citibank. Under the terms of the Commitment Letter, M Capital II received the shares upon entering into the VPF Contract with Citibank on October 29, 2013. The Commitment Letter and VPF Contract were entered into in connection with the settlement of certain Reporting Persons' pre-existing obligations relating to the Stockholder Offering. See Items 3 and 4 for further information.

(2)
Includes 4,831,878 shares of the Issuer's Class A Common Stock held by Cactus Holding II that have been sold pursuant to a Rule 10b5-1 trading plan adopted by Mr. Moyes and Cactus Holding II on November 21, 2012.  Pursuant to the 10b5-1 trading plan the shares were sold to a counterparty pursuant to a Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the fourth anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

Includes 4,141,746 shares of the Issuer's Class B Common Stock held by Children's Trusts.  The Reporting Person does not have voting or dispositive power over the shares held by the Children's Trusts, but may be deemed to beneficially own such shares as part of a group in connection with the VPF Contract, because the Children's Trusts all have an equity interest in M Capital II.  Also includes 8,591,515 shares of the Issuer's Class A and Class B Common Stock beneficially owned by Mr. and Mrs. Moyes.  The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's participation in the VPF Contract through its equity interest in M Capital II.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(3)
The percentage indicated is based upon 140,158,665 shares outstanding as of July 29, 2013, which includes 87,663,429 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of July 29, 2013, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 2, 2013.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 68.7% of the total voting power as of August 2, 2013.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company II, LLC (27-4510310)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 11,392,987(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,392,987(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,224,865(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes 8,323,388 shares of Class B Common Stock and 3,069,599 shares of Class A Common Stock.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 4,831,878 shares of the Issuer's Class A Common Stock held by Cactus Holding II that have been sold pursuant to a Rule 10b5-1 trading plan adopted by Mr. Moyes and Cactus Holding II on November 21, 2012.  Pursuant to the 10b5-1 trading plan the shares were sold to a counterparty pursuant to a Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the fourth anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

(3)
The percentage indicated is based upon 140,158,665 shares outstanding as of July 29, 2013, which includes 87,663,429 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of July 29, 2013, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 2, 2013.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and  Class B Common Stock beneficially owned by the Reporting Person represent 12.7% of the total voting power as of August 2, 2013.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors, LLC (45-2614711)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 17,958,799(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,958,799(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,958,799(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 12.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class B Common Stock.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 140,158,665 shares outstanding as of July 29, 2013, which includes 87,663,429 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of July 29, 2013, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 2, 2013.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class B Common Stock beneficially owned by the Reporting Person represent 18.6% of the total voting power as of August 2, 2013.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company, LLC (27-4438129)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 17,958,799(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,958,799(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,958,799(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 12.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class B Common Stock held by M Capital Group Investors, LLC, of which the Reporting Person is a member.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 140,158,665 shares outstanding as of July 29, 2013, which includes 87,663,429 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of July 29, 2013, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 2, 2013.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class B Common Stock beneficially owned by the Reporting Person represent 18.6% of the total voting power as of August 2, 2013.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors II, LLC (46-3644539)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 21,832,472(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,832,472(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,862,600(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 57.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A and Class B Common Stock.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

Includes 19,465,787 shares of the Issuer's Class A Common Stock that M Capital II, an affiliate of Mr. and Mrs. Moyes, received on October 29, 2013 pursuant to a Commitment Letter entered into among Mr. Moyes, M Capital II, and Citibank.  Under the terms of the Commitment Letter, M Capital II received the shares upon entering into the VPF Contract with Citibank on October 29, 2013.  The Commitment Letter and VPF Contract were entered into in connection with the settlement of certain Reporting Persons' pre-existing obligations relating to the Stockholder Offering.  See Items 3 and 4 for further information.

(2)
Includes 4,141,746 shares of the Issuer's Class B Common Stock held by Children's Trusts.  The Reporting Person does not have voting or dispositive power over the shares held by the Children's Trusts, but may be deemed to beneficially own such shares as part of a group in connection with the VPF Contract, because the Children's Trusts all have an equity interest in the Reporting Person, and participation in the VPF Contract.  Also includes 56,255,067 shares of the Issuer's Class A and Class B Common Stock beneficially owned by Mr. Moyes and Mrs. Moyes.  The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's participation in the VPF Contract.

(3)
The percentage indicated is based upon 140,158,665 shares outstanding as of July 29, 2013, which includes 87,663,429 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of July 29, 2013, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 2, 2013.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 12.6% of the total voting power as of August 2, 2013.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,451,455(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,451,455(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,862,600(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 57.0%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 3,451,455 shares of Class B Common Stock owned by various trusts for the benefit of five of the children of Mr. and Mrs. Moyes and over which the Reporting Person serves as the trustee and has sole voting and dispositive power.  Such shares of Class B Common Stock have been pledged to the Trust in connection with the Stockholder Offering.  Such shares of Class B Common Stock represent an equal number of shares of Class A Common Stock deliverable upon exchange of the Trust's securities three years following the closing of the Stockholder Offering, no longer subject to the option to settle the obligations to the Trust in cash, notice of which was required by November 1, 2013.  The Reporting Person will continue to have the right to vote the pledged shares until delivery.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 19,465,787 shares of the Issuer's Class A Common Stock that M Capital II, an affiliate of Mr. and Mrs. Moyes, received on October 29, 2013 pursuant to a Commitment Letter entered into among Mr. Moyes, M Capital II, and Citibank.  Under the terms of the Commitment Letter, M Capital II received the shares upon entering into the VPF Contract with Citibank on October 29, 2013.  The Commitment Letter and VPF Contract were entered into in connection with the settlement of certain Reporting Persons' pre-existing obligations relating to the Stockholder Offering.  See Items 3 and 4 for further information.

Includes 690,291 shares of the Issuer's Class B Common Stock beneficially owned by Lyndee Moyes Nester as trustee of the Michael J. Moyes Trust, one of the Children's Trusts.  The Reporting Person does not have voting or dispositive power over such shares, but may be deemed to beneficially own such shares as part of a group in connection with the VPF Contract, because the Children's Trusts each have an equity interest in M Capital II and M Capital II's entry into the commitment letter and the VPF Contract.  Also includes 56,255,067 shares of the Issuer's Class A and Class B Common Stock beneficially owned by Mr. Moyes and Mrs. Moyes.  The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's involvement with the VPF Contract.

(3)
The percentage indicated is based upon 140,158,665 shares outstanding as of July 29, 2013, which includes 87,663,429 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of July 29, 2013, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 2, 2013.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 68.7% of the total voting power as of August 2, 2013.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lyndee Moyes Nester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 690,291(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 690,291(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,862,600(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 57.0%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Class B Common Stock held by the Michael J. Moyes Trust, one of the Children's Trusts, over which the Reporting Person serves as the trustee and has sole voting and dispositive power.  Such shares of Class B Common Stock have been pledged to the Trust in connection with the Stockholder Offering.  Such shares of Class B Common Stock represent an equal number of shares of Class A Common Stock deliverable upon exchange of the Trust's securities three years following the closing of the Stockholder Offering, no longer subject to the option to settle the obligations to the Trust in cash, notice of which was required by November 1, 2013.  The Reporting Person will continue to have the right to vote the pledged shares until delivery.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 19,465,787 shares of the Issuer's Class A Common Stock that M Capital II, an affiliate of Mr. and Mrs. Moyes, received on October 29, 2013 pursuant to a Commitment Letter entered into among Mr. Moyes, M Capital II, and Citibank.  Under the terms of the Commitment Letter, M Capital II received the shares upon entering into the VPF Contract with Citibank on October 29, 2013.  The Commitment Letter and VPF Contract were entered into in connection with the settlement of certain Reporting Persons' pre-existing obligations relating to the Stockholder Offering.  See Items 3 and 4 for further information.

Includes 3,451,455 shares of the Issuer's Class B Common Stock beneficially owned by Michael Moyes as trustee for five of the Children's Trusts.  The Reporting Person does not have voting or dispositive power over such shares, but may be deemed to beneficially own such shares as part of a group in connection with the VPF Contract, because the Children's Trusts each have an equity interest in M Capital II.  Also includes 56,255,067 shares of the Issuer's Class A and Class B Common Stock beneficially owned by Mr. Moyes and Mrs. Moyes.  The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's involvement with the VPF Contract.

(3)
The percentage indicated is based upon 140,158,665 shares outstanding as of July 29, 2013, which includes 87,663,429 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of July 29, 2013, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 2, 2013.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent 68.7% of the total voting power as of August 2, 2013.

Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This Amendment No. 3 (this "Amendment") to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011 (the "Original Statement") relates to the Class A Common Stock, par value $0.01 per share (together with the Issuer's Class B Common Stock, par value $0.01 per share, the "Common Stock"), of Swift Transportation Company, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 2200 South 75th Avenue, Phoenix, Arizona 85043.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment.

Item 2.	Identity and Background.

(a)           This Amendment is being filed jointly on behalf of Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87 (the "Moyes Trust"), Cactus Holding Company II, LLC ("Cactus Holding II"), M Capital Group Investors, LLC ("M Capital I"), Cactus Holding Company, LLC ("Cactus Holding I"), M Capital Group Investors II, LLC ("M Capital II"), Michael Moyes, and Lyndee Moyes Nester (collectively with Mr. and Mrs. Moyes, the Moyes Trust, Cactus Holding II, Cactus Holding I, M Capital I, M Capital II, and Michael Moyes, the "Reporting Persons").

This statement reflects certain transactions related to the planned settlement of the Trust Issued Mandatory Common Exchange Securities ("2010 METS") issued by the 2010 Swift Mandatory Common Exchange Security Trust (the "Trust") in the Stockholder Offering, which is required to be settled with shares of the Issuer's Class A Common Stock, on December 31, 2013.  In connection with the 2010 METS, Jerry Moyes, Vickie Moyes, the Moyes Trust, and several trusts established for the benefit of Mr. and Mrs. Moyes' children (collectively, the "METS Participants") pledged 23,846,364 shares of the Issuer's Class B Common Stock to secure their obligations to the Trust to deliver a variable amount of Class A Common Stock on December 31, 2013.  The Issuer is not a party to this transaction.

Pursuant to a commitment letter (the "Commitment Letter"), dated October 7, 2013, from Citibank, N.A. ("Citibank") to Jerry Moyes and M Capital II, on October 29, 2013, Citibank and M Capital II entered into a Variable Prepaid Forward Contract (the "VPF Contract"), pursuant to which Citibank delivered 19,465,787 shares of the Issuer's Class A Common Stock to M Capital II.  The Reporting Persons plan to use such shares to settle the METS Participants' obligations under the 2010 METS.  For more details regarding the VPF Contract, please refer to items 3 and 4 below.

The Original Statement reflects certain estate planning transactions undertaken by the Reporting Persons, including certain transfers of shares made on January 21, 2011 totaling 24,291,567 shares of the Issuer's Class B Common Stock, certain transfers of shares made on June 21, 2011 totaling 1,001,567 shares of the Issuer's Class B Common Stock, and certain transfers of shares made on June 30, 2011 totaling 23,978,782 shares of the Issuer's Class B Common Stock (collectively, the "2011 Estate Planning Transactions").  For more details regarding the 2011 Estate Planning Transactions, please refer to Item 3 below.

The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The filing of this Statement, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

(b)           The business address of the Reporting Persons is P.O. Box 1397, Tolleson, Arizona 85353.

(c)

Mr. Moyes

The principal occupation of Mr. Moyes is Chief Executive Officer of the Issuer.  The principal business address of the Issuer is 2200 South 75th Avenue, Phoenix, Arizona 85043.

Mrs. Moyes

The principal occupation of Mrs. Moyes is homemaker.  Mrs. Moyes also is involved in civic and philanthropic commitments.  Mrs. Moyes' business address is P.O. Box 1397, Tolleson, Arizona 85353.

Cactus Holding I

Cactus Holding I is a limited liability company established under the laws of the State of Alaska.  Cactus Holding I has no principal business other than aiding in Mr. and Mrs. Moyes' asset management needs.  Cactus Holding I's business address is P.O. Box 1397, Tolleson, Arizona 85353.

Cactus Holding II

Cactus Holding II is a limited liability company established under the laws of the State of Alaska.  Cactus Holding II has no principal business other than aiding in Mr. and Mrs. Moyes' asset management needs.  Cactus Holding II's business address is P.O. Box 1397, Tolleson, Arizona 85353.

Moyes Trust

The Moyes Trust is a grantor trust established under the laws of the State of Arizona.  The Moyes Trust has no principal business other than aiding in Mr. and Mrs. Moyes' probate avoidance needs.  The Moyes Trust's business address is P.O. Box 1397, Tolleson, Arizona 85353.

M Capital I

M Capital I is a limited liability company established under the laws of the State of Delaware.  M Capital I has no principal business other than aiding in Mr. and Mrs. Moyes' and their children's asset management needs.  M Capital I's business address is P.O. Box 1397, Tolleson, Arizona 85353.

M Capital II

M Capital II is a limited liability company established under the laws of the State of Delaware.  M Capital II has no principal business other than aiding in Mr. and Mrs. Moyes' and their children's asset management needs.  M Capital II's business address is P.O. Box 1397, Tolleson, Arizona 85353.  M Capital II is owned by the Moyes Trust and the Children's Trusts.  The Moyes Trust serves as the sole manager of M Capital II.  Michael Moyes is the trustee of five of the Children's Trusts, and Lyndee Moyes Nester is the Trustee of the Michael J. Moyes Trust, the remaining Children's Trust.

Michael Moyes

Michael Moyes is the son of Jerry Moyes.  Michael Moyes is currently the owner of SeatNation, LLC, an entity that engages in the buying and selling of tickets to sporting events, concerts, and other entertainment events.  SeatNation, LLC's business address is 7161 East Rancho Vista Drive Unit 112, Scottsdale, Arizona 85251.

Lyndee Moyes Nester

Lyndee Moyes Nester is the daughter of Jerry Moyes.  Mrs. Moyes Nester is not currently employed.  In 2013 Mrs. Moyes Nester sold Athena Ltd., a salon and day spa, which she had owned and operated during the previous five years.  Athena, Ltd.'s business address is 20229 North 67th Avenue, Glendale, Arizona 85308.

(d) – (e) During the last five years, neither Mr. Moyes, Mrs. Moyes, the Moyes Trust, Cactus Holding II, M Capital I, Cactus Holding I, M Capital II, Michael Moyes, nor Lyndee Moyes Nester has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. and Mrs. Moyes, Michael Moyes, and Lyndee Moyes Nester are citizens of the United States of America.  The Moyes Trust was established under the laws of the State of Arizona.  Cactus Holding I and Cactus Holding II were established under the laws of the State of Alaska.  M Capital I and M Capital II were established under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the predecessor to the Issuer was founded by Mr. Moyes and his family in 1966, Mr. and Mrs. Moyes and the Moyes Trust historically have made capital contributions and purchased shares with personal, borrowed, and other funds, including while a predecessor to the Issuer was public from 1990 to 2007 and in connection with its going private in May 2007.  On December 16, 2010, Mr. Moyes used personal funds to purchase 100 shares of the Issuer's Class A Common Stock.

On January 21, 2011, as part of the 2011 Estate Planning Transactions, shares of the Issuer's Class B Common Stock were transferred from the Moyes Trust to Cactus Holding I and Cactus Holding II.  The Moyes Trust did not receive anything in exchange for these transfers.

On June 21, 2011, as part of the 2011 Estate Planning Transactions, Cactus Holding I transferred shares of the Issuer's Class B Common Stock to Cactus Holding II.  Cactus Holding I did not receive anything in exchange for this transfer.

On June 30, 2011, as part of the 2011 Estate Planning Transactions, M Capital I received shares of the Issuer's Class B Common Stock from Cactus Holding I and various trusts for the benefit of the children of Mr. and Mrs. Moyes.  Cactus Holding I did not receive anything in exchange for these transfers.

On August 22, 2011, the Moyes Trust used personal funds to purchase 280,000 shares of the Issuer's Class A Common Stock.

On December 15, 2011, Cactus Holding II converted 6,553,253 shares of the Issuer's Class B Common Stock into an equal number of shares of the Issuer's Class A Common Stock in connection with a pledge of securities to support a personal loan arrangement entered into by Cactus Holding II.

On March 12, 2012, Cactus Holding II converted 1,068,224 shares of the Issuer's Class B Common Stock into an equal number of shares of the Issuer's Class A Common Stock in connection with a pledge of securities to support a personal loan arrangement entered into by Cactus Holding II.

On November 21, 2012, Mr. Moyes and his affiliate Cactus Holding II, adopted a 10b5-1 trading plan, pursuant to which Cactus Holding II authorized the sale of up to 4,831,878 shares of Class A Common Stock of the Issuer (the "Shares") held by Cactus Holding II pursuant to a Securities Sale and Repurchase Agreement (the "Sale and Repurchase Agreement").  Pursuant to the 10b5-1 plan and the Sale and Repurchase Agreement, Cactus Holding II periodically transferred Shares in exchange for cash in the amount of approximately 80% of the fair market value of the Shares being transferred, plus an annual 3.0% interest-equivalent payment for entering into the transaction (the "2012 Sale and Repurchase Transaction").  In connection with each such sale of Shares, Cactus Holding II also agreed to a full recourse obligation to repurchase the Shares (or an equal number of shares of Class A Common Stock of the Issuer) by the fourth anniversary of such sale for an amount equivalent to the initial payment amount. Cactus Holding II also has the right to repurchase some or all of the Shares prior to the fourth anniversary of sale.  Since Cactus Holding II may voluntarily repurchase the shares at any time, the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II does not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.   This transaction is intended to be treated as a loan for tax purposes pursuant to Section 1058 of the Internal Revenue Code.

In connection with the 2012 Sale and Repurchase Transaction, Cactus Holding II transferred (i) 1,000,000 shares of the Issuer's Class A Common Stock for a price of $7.0056 per share on November 26, 2012, (ii) 1,000,000 shares of the Issuer's Class A Common Stock for a price of $6.7096 per share on December 3, 2012, (iii) 1,000,000 shares of the Issuer's Class A Common Stock for a price of $7.3200 per share on December 10, 2012, (iv) 1,000,000 shares of the Issuer's Class A Common Stock for a price of $7.0424 per share on December 17, 2012, and (v) 831,878 shares of the Issuer's Class A Common Stock for a price of $7.0136 per share on December 26, 2012.

On February 8, 2013, M Capital I transferred 6,000,000 shares of the Issuer's Class B Common Stock to Cactus Holding I.

On March 14, 2013, Cactus Holding I transferred 3,653,298 shares of the Issuer's Class B Common Stock to the Moyes Trust.

On April 8, 2013, the Moyes Trust transferred 3,652,298 shares of the Issuer's Class B Common Stock to Cactus Holding II.

On April 19, 2013, the Moyes Trust transferred 280,000 shares of the Issuer's Class A Common Stock to Cactus Holding II.

On May 31, 2013, Cactus Holding I transferred 2,346,702 shares of the Issuer's Class B Common Stock to M Capital I.

On October 4, 2013, M Capital I transferred 1,955,631 shares of the Issuer’s Class B Common Stock to Cactus Holding I, and 68,509 shares of the Issuer’s Class B Common Stock to each of the Children’s Trusts.  On October 16, 2013, Cactus Holding I transferred 1,955,631 shares of the Issuer’s Class B Common Stock to the Moyes Trust.  On October 23, 2013, the Moyes Trust transferred 1,955,631 shares of the Issuer’s Class B Common Stock to M Capital II, and each of the Children’s Trusts transferred 68,509 shares of the Issuer’s Class B Common Stock to M Capital II.  The transfers referred to in this paragraph (the "M Capital II Transfers") were made in order to provide M Capital II sufficient shares of Common Stock to secure its obligations under the VPF Contract.

In connection with the contemplated settlement of the 2010 METS at or prior to December 31, 2013, on October 7, 2013, Mr. Moyes and M Capital II entered into the Commitment Letter, pursuant to which, on a closing date prior to November 1, 2013, Citibank was committed, subject to satisfaction of certain customary conditions, to enter into the VPF Contract with M Capital II.  Citibank and M Capital II entered into the VPF Contract on October 29, 2013.

Under the VPF Contract, Citibank delivered 19,465,787 shares of the Issuer's Class A Common Stock (the "Delivered Shares"), and M Capital II secured performance of its delivery obligations under the VPF Contract with a deposit of the Delivered Shares as collateral for the benefit of Citibank (subject to their release as described below), and further secured performance of its obligations under the VPF Contract with the deposit of an additional 2,147,652 shares of the Issuer's Class B Common Stock (the "Additional Shares") as collateral for the benefit of Citibank (subject to release as described below).

On October 29, 2013, pursuant to the terms of the VPF Contract, Citibank credited to M Capital II the sum of $438,758,839, M Capital II credited back to Citibank the sum of $438,758,839, and Citibank deposited in M Capital's Citibank account 19,465,787 shares of the Issuer's Class A Common Stock at a price of $22.54 per share.

Under the VPF Contract, M Capital II is obligated to deliver to Citibank a variable amount of stock or cash during two twenty trading day periods beginning on January 4, 2016, and July 5, 2016, respectively (the "Closing Periods").

M Capital II will also direct the collateral agent for the Trust, prior to December 31, 2013, to deliver (pursuant to instructions from the METS Participants) to Citibank 19,465,787 shares of the Issuer's Class B Common Stock currently securing the METS Participants' obligations under the 2010 METS, to secure the VPF Contract, and simultaneously direct Citibank to deliver the Delivered Shares to the Trust to secure the METS Participants' obligations to the Trust under the 2010 METS. The METS Participants intend to then settle their obligations under the 2010 METS, in full, on December 31, 2013 using the Delivered Shares.  Any Class B Common Stock not needed to settle the 2010 METS would be released to the METS Participants (such shares, together with the 19,465,787 shares of Class B Common Stock initially released from the 2010 METS, the "Collateral Shares"). The transactions described in this paragraph and the entry into the VPF Contract shall be collectively referred to herein as the "2013 VPF Transaction".

By January 1, 2014, M Capital II will own the Collateral Shares and the Additional Shares, and will have fully divested the Delivered Shares to the Trust in satisfaction of its pre-existing delivery obligations under the 2010 METS.  The 19,465,787 Delivered Shares delivered in satisfaction of the METS Participants' 2010 METS obligations are fewer in number than the 23,846,364 Collateral Shares likely to be released from the 2010 METS because the number of shares deliverable under the 2010 METS may be less than the number of shares held as collateral for the 2010 METS, depending on the trading price of the Issuer's Class A Common Stock.  Based on the current trading price of the Issuer's Class A Common Stock, the METS Participants' share delivery obligations under the 2010 METS are over-collateralized.

Citibank will hold the Collateral Shares and Additional Shares subject to the VPF Contract.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Issuer's Amended and Restated Certificate of Incorporation.

Item 4.	Purpose of Transaction.

As indicated above, the June 30 Transfers were made for estate planning purposes to M Capital I.

The 2012 Sale and Repurchase Transaction was entered into for financial planning purposes, including to achieve greater liquidity.

The purpose of the M Capital II Transfers was to provide M Capital II sufficient shares of Common Stock to secure its obligations under the VPF Contract.

The purpose of the 2013 VPF Transaction is to effectively replace the 2010 METS with the VPF Contract and allow the METS Participants to satisfy their obligations under the 2010 METS (as contemplated by their terms) without reducing the number of shares owned by the METS Participants.  The 2013 VPF Transaction also will allow the METS Participants, through their ownership of M Capital II, to participate in future price appreciation of the Issuer's Common Stock, and retain the voting characteristics of the Additional Shares and the Collateral Shares.

The delivery to M Capital II of the Delivered Shares will significantly increase the METS Participants' beneficial ownership of the Issuer's Common Stock for a period of approximately two months.  Prior to December 31, 2013 (the "Exchange Date"), however, the METS Participants intend to transfer all of the Delivered Shares to the collateral agent for the Trust to use in satisfaction of the METS Participants' obligations to the Trust under the 2010 METS.  On the Exchange Date the Delivered Shares will be delivered to the 2010 METS investors and the METS Participants will be divested of the Delivered Shares.

The net result of the 2013 VPF Transaction will likely be to maintain the METS Participants' ownership of the Issuer's Common Stock at the levels existing prior to the entry into the VPF Contract and acquisition of the Delivered Shares. More specifically, the METS Participants' share delivery obligations under the 2010 METS vary depending on the trading price of the Issuer's Class A Common Stock during a certain period prior to the Exchange Date.  So long as the average trading price during such period is equal to or greater than $13.48 (the "Cap Price"), the METS  Participants will be obligated to deliver 19,465,787 shares of the Issuer's Class A Common Stock on the Exchange Date, which is also the number of Delivered Shares the METS Participants received through M Capital II pursuant to the VPF Contract.  Thus, from and after January 1, 2014, and assuming the trading price of the Issuer's Class A Common Stock remains above the Cap Price, the effect of the 2013 VPF Transaction will likely be neutral to the METS Participants' ownership of the Issuer's Common Stock, in that the METS Participants have indirectly purchased and will cause to be delivered the precise number of shares of the Issuer's Class A Common Stock that they would have been required to deliver from the Collateral Shares currently securing the METS Participants' delivery obligations under the 2010 METS.  If the trading price of the Issuer's Class A Common Stock falls below the Cap Price during the relevant period preceding the Exchange Date, the METS Participants may have to deliver more than the Delivered Shares to the Trust, causing a net decrease in the METS Participants' holdings in the Issuer's Common Stock.

There will be an increase of 2,147,652 shares in the quantity of shares securing the VPF Contract compared to the number of shares securing the METS Participants' obligations under the 2010 METS.  If the stock price at maturity of the VPF Contract equals or exceeds a specified percentage of the reference price for the VPF Contract determined on the Closing Date or if the VPF Contract is cash settled, some or all of the Additional Shares and Collateral Shares will be returned to M Capital II at such maturity.

In addition, M Capital II no longer intends to enter into a capped call contract (the "Capped Call"), as it has negotiated changes to the VPF Contract that permit greater participation in price appreciation of the Issuer's Common Stock without paying premiums required to purchase a Capped Call.

(a)	There is no contemplated acquisition or disposition of additional securities of the Issuer.
(b)	There is no extraordinary corporate transaction contemplated.
(c)	There is no contemplated sale or transfer of material assets by Issuer or any subsidiaries.
(d)	There is no contemplated change in board of directors or management of Issuer.
(e)	There is no contemplated change in Issuer's capitalization or dividend policy.
(f)	There is no contemplated material change in Issuer's business or corporate structure.
(g)	There is no contemplated change in Issuer's charter, bylaws, or instruments.
(h)	There is no contemplated action affecting the NYSE listing of Issuer's Common Stock.
(i)	There is no contemplated action terminating registration of Issuer's Common Stock.
(j)	There is no contemplated action similar to any enumerated in (a) through (j) above.

The shares are held by the Reporting Persons for investment purposes.  In pursuing such investment purposes, the Reporting Persons may further purchase, hold, trade, dispose, pledge, or otherwise deal in the Issuer's Common Stock at times, and in such manner, as they deem advisable to benefit from changes in the market prices of such common stock, changes in the Issuer's operations, business strategy, or prospects, or from a sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons, and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of common stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional common stock, or dispose of all the common stock beneficially owned by them, in the public market or privately negotiated transactions.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.  The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of the common stock of the Issuer.  In addition, Mr. Moyes will continue to influence the affairs of the Issuer in his capacity as the Chief Executive Officer and director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As of July 29, 2013, there were 140,158, 665(1) shares of common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 79,862,600 shares of Common Stock, representing approximately 57.0%(2) of the issued and outstanding shares of Common Stock of the Issuer.  The filing of this amendment to Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by this amendment.

Mr. and Mrs. Moyes beneficially own 79,862,600(3) shares of Common Stock, representing approximately 57.0%(2) of the issued and outstanding shares of Common Stock of the Issuer.  Mr. and Mrs. Moyes share voting and dispositive power over 70,888,976(4) shares of the Issuer's Common Stock.

Michael Moyes beneficially owns 79,862,600(5) shares of Common Stock, representing approximately 57.0%(2) of the issued and outstanding shares of Common Stock of the Issuer. Michael Moyes has sole voting and dispositive power over 3,451,455(6) shares of the Issuer's Class B Common Stock.
________________

1.
Includes 87,663,429 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of July 29, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed August 2, 2013.

2.
The percentage indicated is based upon 140,158,665 shares outstanding as of July 29, 2013, which includes 87,663,429 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of July 29, 2013, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 2, 2013.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share. The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons represent 68.7% of the total voting power as of August 2, 2013.

3.
Includes 4,831,878 shares of the Issuer’s Class A Common Stock held by Cactus Holding II that have been sold pursuant to a Rule 10b5-1 trading plan adopted by Mr. Moyes and Cactus Holding II on November 21, 2012. Pursuant to the 10b5-1 trading plan the shares were sold to a counterparty pursuant to a Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the fourth anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3. However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

Includes 4,141,746 shares of the Issuer’s Class B Common Stock held by Children’s Trusts. Mr. and Mrs. Moyes do not have voting or dispositive power over the shares held by the Children’s Trusts, but may be deemed to beneficially own such shares as part of a group in connection with the VPF Contract, because the Children’s Trusts all have an equity interest in M Capital II.

4.
Includes 22,535,486 shares of the Issuer’s Class A Common Stock and 48,353,490 shares of the Issuer’s Class B Common Stock.

Includes 19,465,787 shares of the Issuer’s Class A Common Stock that M Capital II, an affiliate of Mr. and Mrs. Moyes, received on October 29, 2013 pursuant to a Commitment Letter entered into among Mr. Moyes, M Capital II, and Citibank. Under the terms of the Commitment Letter, M Capital II received the shares upon entering into the VPF Contract with Citibank on October 29, 2013. The Commitment Letter and VPF Contract were entered into in connection with the settlement of certain Reporting Persons’ pre-existing obligations relating to the Stockholder Offering. See Items 3 and 4 for further information.

Includes (i) shares held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power, and (ii) shares held directly and indirectly by the Moyes Trust or entities controlled by the Moyes Trust (including Cactus Holding I, Cactus Holding II, and M Capital I) and over which Mr. and Mrs. Moyes, as co-trustees of the Moyes Trust, share voting and dispositive power.  For further details, please refer to the beneficial ownership tables at the beginning of this amended Schedule 13D.

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

5.
Includes 19,465,787 shares of the Issuer’s Class A Common Stock that M Capital II, an affiliate of Mr. and Mrs. Moyes, received on October 29, 2013 pursuant to a Commitment Letter entered into among Mr. Moyes, M Capital II, and Citibank.  Under the terms of the Commitment Letter, M Capital II received the shares upon entering into the VPF Contract with Citibank on October 29, 2013.  The Commitment Letter and VPF Contract were entered into in connection with the settlement of certain Reporting Persons’ pre-existing obligations relating to the Stockholder Offering.  See Items 3 and 4 for further information.

Includes 690,291 shares of the Issuer’s Class B Common Stock held beneficially owned by Lyndee Moyes Nester as trustee of the Michael J. Moyes Trust. The Reporting Person does not have voting or dispositive power over such shares, but may be deemed to beneficially own such shares as part of a group in connection with the VPF Contract, because the Children’s Trusts all have an equity interest in M Capital II. Also includes 56,255,067 shares of the Issuer’s Class A and Class B Common Stock beneficially owned by Mr. Moyes and Mrs. Moyes. The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person’s participation in the VPF Contract.

6.	Includes shares held by five of the six Children's Trust.

Lyndee Moyes Nester beneficially owns 79,862,600(7) shares of Common Stock, representing approximately 57.0%(2) of the issued and outstanding shares of Common Stock of the Issuer.  Lyndee Moyes Nester has sole voting and dispositive power over 690,291 shares of the Issuer's Class B Common Stock.

(c)           Transactions Effected During the Past Sixty Days:

The following transactions were with respect to shares owned by the Reporting Persons and were effected during the past sixty days.  The transactions were not effected in the open market.

On October 4, 2013, M Capital I transferred 1,955,631 shares of the Issuer’s Class B Common Stock to Cactus Holding I, and 68,509 shares of the Issuer’s Class B Common Stock to each of the Children’s Trusts.  On October 16, 2013, Cactus Holding I transferred 1,955,631 shares of the Issuer’s Class B Common Stock to the Moyes Trust.  On October 23, 2013, the Moyes Trust transferred 1,955,631 shares of the Issuer’s Class B Common Stock to M Capital II, and each of the Children’s Trusts transferred 68,509 shares of the Issuer’s Class B Common Stock to M Capital II.

On October 7, 2013, Mr. Moyes and M Capital II entered into the Commitment Letter under which M Capital II was entitled to receive, subject to certain customary conditions, 19,465,787 shares of the Issuer's Class A Common Stock in connection with the settlement of certain Reporting Persons' pre-existing obligations under the 2010 METS.  For details regarding the Commitment Letter, please refer to Items 3 and 4 above.  On October 29, 2013 M Capital II entered into the VPF Contract pursuant to the Commitment Letter and M Capital II acquired 19,465,787 shares of the Issuer's Class A Common Stock.  For details regarding the VPF Contract, please refer to Items 3 and 4 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

In December 2010, the Reporting Persons pledged 22,727,273 shares of the Issuer's Class B Common Stock to the Trust in connection with the 2010 METS.  Additionally, pursuant to the over-allotment option granted to the initial purchasers of the Trust's securities, the Reporting Persons pledged another 1,119,091 shares of the Issuer's Class B Common Stock in January 2011 in connection with the 2010 METS.  The shares of Class B Common Stock pledged by the Reporting Persons in the 2010 METS represent an equal number of shares of the Class A Common Stock deliverable upon exchange of the Trust's securities three years following the closing of the 2010 METS, subject to the Reporting Persons' option to settle the obligations to the Trust in cash.  The Reporting Persons will continue to have the right to vote the pledged shares until delivery.

In connection with the 2012 Sale and Repurchase Transaction, Mr. Moyes and Cactus Holding II adopted a 10b5-1 plan pursuant to which Cactus Holding II sold 4,831,878 shares of Class A Common Stock of the Issuer held by Cactus Holding II pursuant to the Securities Sale and Repurchase Agreement.  For more details regarding the 2012 Sale and Repurchase Transaction, please refer to Item 3 above.

On October 7, 2013, Mr. Moyes and M Capital II entered into the Commitment Letter pursuant to which on October 29, 2013, upon entry into the VPF Contract, M Capital II received 19,465,787 shares of the Issuer's Class A Common Stock to be used in connection with the settlement of certain Reporting Persons' pre-existing obligations under the 2010 METS.  The Moyes Trust and the Children's Trusts hold equity interests in M Capital II.  Prior to December 31, 2013, the reporting persons plan to substitute the 19,465,787 shares of Class A Common Stock received for an identical number of shares of Class B Common Stock currently securing the METS Participants obligations under the 2010 METS.  On December 31, 2013, the METS Participants intend to contribute any shares of Class B Common Stock released from the 2010 METS to M Capital II, and such released shares will be used to secure M Capital II’s obligations under the VPF Contract.  Mr. and Mrs. Moyes do not currently have voting or dispositive power over 4,141,746 shares of the Issuer’s Class B Common Stock held by the Children’s Trusts and securing the Children’s Trusts' share delivery obligations in connection with the 2010 METS.  Upon the planned release of such shares from the Trust, the Children’s Trusts plan to contribute such shares to M Capital II.  Mr. and Mrs. Moyes will be deemed at such time to have voting and dispositive power over such shares by virtue of their positions as co-trustees of the Moyes Trust, which is the manager of M Capital II.  For details regarding the Commitment Letter and the VPF Contract, please refer to Items 3 and 4 above.

7.
Includes 19,465,787 shares of the Issuer’s Class A Common Stock that M Capital II, an affiliate of Mr. and Mrs. Moyes, received on October 29, 2013 pursuant to a Commitment Letter entered into among Mr. Moyes, M Capital II, and Citibank.  Under the terms of the Commitment Letter, M Capital II received the shares upon entering into the VPF Contract with Citibank on October 29, 2013.  The Commitment Letter and VPF Contract were entered into in connection with the settlement of certain Reporting Persons’ pre-existing obligations relating to the Stockholder Offering.  See Items 3 and 4 for further information.

Includes 3,451,455 shares of the Issuer’s Class B Common Stock beneficially owned by Michael Moyes as trustee for five of the Children’s Trusts and 690,291 shares of the Issuer's Class B Common Stock beneficially owned by Lyndee Moyes Nester as trustee for the Michael Moyes Trust. The Reporting Person does not have voting or dispositive power over such shares, but may be deemed to beneficially own such shares as part of a group in connection with the VPF Contract, because the Children’s Trusts all have an equity interest in M Capital II. Also includes 56,255,067 shares of the Issuer’s Class A and Class B Common Stock beneficially owned by Mr. Moyes and Mrs. Moyes. The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person’s participation in the VPF Contract.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Joint Filing Agreement, dated October 7, 2013, by and among the Reporting Persons, incorporated by reference to Exhibit 1 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 2	Power of Attorney of M Capital Group Investors II, LLC, incorporated by reference to Exhibit 2 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 3	Power of Attorney of Lyndee Moyes Nester, incorporated by reference to Exhibit 3 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 4	Power of Attorney of Cactus Holding Company, LLC, incorporated by reference to Exhibit 2 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 5	Power of Attorney of Cactus Holding Company II, LLC, incorporated by reference to Exhibit 3 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 6	Power of Attorney of M Capital Group Investors, LLC, incorporated by reference to Exhibit 4 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 7	Power of Attorney of Michael Moyes, incorporated by reference to Exhibit 3 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

SIGNATURE

 After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

VICKIE MOYES, individually

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Jerry Moyes, as co-trustee

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Vickie Moyes, as co-trustee

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY II, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS II, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

MICHAEL MOYES, individually

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

LYNDEE MOYES NESTER, individually

/s/ Lyndee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: November 4, 2013